Registration No. 333-77045


               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                         AMENDMENT NO. 2
                    TO FORM S-3 CONVERTED TO
                            FORM S-2
                     REGISTRATION STATEMENT
                UNDER THE SECURITIES ACT OF 1933



                     COMPTEK RESEARCH, INC.
----------------------------------------------------------------
     (Exact Name of Registrant as Specified in its Charter)


            NEW YORK                            16-0959023
-------------------------------         -------------------------
(State or other Jurisdiction of             (IRS Employer
Incorporation or Organization)              Identification No.)



                       2732 TRANSIT ROAD
                  BUFFALO, NEW YORK 14224-2523
                         (716) 677-4070
-----------------------------------------------------------------
 (Address, including zip code, and telephone number, including area code of Registrant's Principal Executive Offices)




                   CHRISTOPHER A. HEAD, ESQ.
                     COMPTEK RESEARCH, INC.
                       2732 TRANSIT ROAD
                  BUFFALO, NEW YORK 14224-2523
                         (716) 677-4070
----------------------------------------------------------------
      (Address, including zip code, and telephone number,
           including area code, of agent for service)
                 ______________________________
                           Copies to:


                    JAMES R. TANENBAUM, ESQ.
                 STROOCK & STROOCK & LAVAN, LLP
                         180 MAIDEN LANE
                       NEW YORK, NY 10038
<PAGE i>

Approximate date of commencement of proposed sale to the public:
FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES
EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
please check the following box.    [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans,
check the following box.   [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statements for the same offering. [ ]

If delivery of this Prospectus is expected to be made pursuant to
Rule 434, please check the following box.   [ ]

<PAGE ii>


<BOLD><ITALIC>Calculation Of Registration Fee</BOLD></ITALIC>

                                Proposed       Proposed
Title of each                    Maximum       Maximum      Amount of
  class of       Amount to      Offering      Aggregate     Registra-
Securities to        be         Price Per      Offering     tion Fee
be Registered    Registered    Security(1)      Price
-------------------------------------------------------------------------
8 1/2%
Convertible
Subordinated
Debentures
due 2004         	$15,000,000     100%          $15,000,000    $4,170(3)

Common Stock,
par value
$.02 per
share 		            1,578,947(2)   ---           ---            ---

----------------

(1) Equals the aggregate principal amount of the securities being registered.

(2) This represents the number of shares of common stock that are currently issuable upon conversion of the debentures based upon a conversion rate of $9.50 per share. In addition, pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the debentures as a result of the anti-dilution protection of the debentures. Pursuant to Rule 457(i), no registration fee is required for these shares.

(3)  Previously paid.


<ITALIC>The registrant hereby undertakes to amend this
registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.</ITALIC>

<PAGE iii>

                    <ITALIC><BOLD>Prospectus

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement, filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

          Subject To Completion, Dated July ___, 1999

                    Comptek Research, Inc.
                           $15,000,000
      8 1/2% Convertible Subordinated Debentures Due 2004
                               and
1,578,947 Shares Of Common Stock Issuable Upon Conversion Of The
                   Debentures</ITALIC></BOLD>

The selling security holders, as listed on page 20, are offering for sale our 8 1/2% convertible subordinated debentures and shares of our common stock into which the debentures are convertible. The debentures and the shares are being offered on a continuous basis until at least July __, 2001 or the earlier sale of all the debentures and shares of common stock.

The debentures and shares of common stock may be sold at market prices prevailing at the time of sale or at privately negotiated prices.

On July 13, 1999, the closing price of our common stock on the American Stock Exchange symbol "CTK" was $8.625 per share. We do not intend to apply for listing of the debentures on any securities exchange or for quotation through any automated quotation system.

Eight and one-half percent (8 1/2%) annual interest is payable on the debentures on October 1 and April 1 each year, beginning October 1, 1999 until converted to common stock or maturity at April 1, 2004. The debentures are convertible into shares of common stock at the rate of $9.50 per share, subject to adjustments in certain events.

<ITALIC><BOLD>Investing in the debentures or the common stock into which the debentures are convertible involves a high degree of risk. See "Risk Factors" commencing on page 7 for a discussion of some important risks you should consider before buying any debentures or any shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. </BOLD>

     The date of this Prospectus is July __, 1999</ITALIC>


<PAGE 1>

             <ITALIC><BOLD>Table Of Contents</BOLD>


About This Prospectus                                           3

Summary                                                         4

Risk Factors                                                    6

Forward-Looking Information                                     9

Use Of Proceeds                                                 9

Ratio Of Earnings To Fixed Charges                              9

Recent Developments                                             9

Description Of Debentures                                      12

Description of Capital Stock                                   20

Selling Security Holders                                       22

Plan Of Distribution                                           24

Legal Matters                                                  26

Experts                                                        26

How To Obtain More Information                                 26

<PAGE 2>

       <BOLD>About This Prospectus</ITALIC></BOLD>

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling security holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document. This prospectus is accompanied by a copy of Comptek's Form 10-K Annual Report for the year ended March 31, 1999.

In this prospectus, references to "we," "us," "our," and "Comptek" refer to Comptek Research, Inc. and its subsidiaries, unless the context otherwise requires, and not to the selling security holders.

<PAGE 3>

                  <ITALIC><BOLD>Summary</BOLD>

This summary highlights information contained in this prospectus or incorporated by reference into this prospectus from our current filings with the SEC. </ITALIC>

<BOLD>Overview</BOLD>

Comptek develops and integrates surveillance and communications systems used primarily for military applications. We provide engineering and project management services for electronic warfare systems. Our products and services enhance the operational performance and readiness of existing weapons systems, as well as extend their useful lives and survivability. We have been involved in either the development, lifecycle support or testing of nearly all of the major electronic warfare systems that have been fielded by either the United States Air Force or United States Navy since 1974, including systems for B-1B Lancer and B-2A Spirit bombers; EF-111 Raven, EA-6B Prowler and F/A-18 Hornet aircraft; and navy surface combatants including AEGIS class destroyers and cruisers.

Our primary activities are:

- Tactical Systems. Comptek is a leading supplier of electronic warfare systems used for the processing of intercepted radar signals, threat analysis and counter measures. We also provides command and control, mission planning and air combat measurement instrumentation systems.

- Electronic Warfare Simulation/Stimulation and Training. We specialize in the design, development and manufacture of electronic environment simulators. We supply stimulators used to test military electronics surveillance, equipment including electronic warfare systems, radar warning receivers and electronic counter-measures equipment.

- Engineering and Technical Services. We provide a wide range of technical and engineering services, including systems design and integration, software development and test, project management and support for the design, operation, maintenance and upgrade of weapon and information systems.

Our customers include the U.S. Department of Defense, all of the branches of the United States Armed Forces, and certain foreign governments. Our present prime contractor relationships include the Boeing Company, GEC-Marconi Hazeltine Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation and the Raytheon Company. International customers include the foreign governments of Australia, Canada, France, Germany, Israel, Italy, Japan, Sweden, Switzerland and the United Kingdom.

Expansion through acquisitions and increased international activities have both been, and continue to be, important elements of our business strategy. Over the last three years, we have acquired three private companies. In March 1996, we acquired Advanced Systems Development, Inc., a highly-specialized developer of electronic warfare simulation/stimulation, training and software validation systems related to electronic surveillance. Largely as a result of the acquisition of Advanced Systems Development, Inc., we substantially increased our presence in international markets. Effective May 1, 1998, we completed our acquisition of PRB Associates, Inc., a leader in the development of military mission-planning and precision-targeting systems. On March 26, 1999, we completed the purchase of the business operations and substantially all of the related assets and liabilities of Amherst Systems, Inc., a firm specializing in simulation/stimulation and evaluation systems for electronic defense applications. We paid a purchase price of $30 million and assumed Amherst Systems's long-term debt of $5.1 million. We paid the purchase price by delivering to Amherst Systems $20 million in cash and $10 million in subordinated promissory notes of Comptek.

<PAGE 4>

Comptek's executive offices are located at 2732 Transit Road, Buffalo, New York 14224-2423. Our telephone number is (716) 677-
4070.

We maintain a Web site at http://www.comptek.com. Information contained on our Web site, however, is not part of this prospectus.

<BOLD>Summary of the Debentures and Common Stock Offered By
Selling Security Holders</BOLD>

        Securities       $15,000,000 aggregate principal amount of
        Offered          8 1/2% Convertible Subordinated
                         Debentures, $1,000 par value, due 2004.
                         See "Description of Debentures."
                         1,578,947 shares of common stock issuable upon conversion of the debentures.

        Interest Rate    8 1/2% payable semi-annually in arrears.
        Interest         October 1 and April 1, commencing October
        Payment Dates    1, 1999.
        Maturity         April 1, 2004.
        Conversion       The debentures are convertible into shares
                         of common stock of Comptek.

        Conversion       The debentures are convertible at a
        Price            conversion price of $9.50, subject to
                         adjustment as described herein, including an adjustment if Comptek reports income before extraordinary item and accounting change diluted earnings per share of less than $0.80 for its fiscal year ending
                         March 31, 2000.  In such case, the
                         conversion price will be reset to $8.50
                         per share.  See "Description of Debentures
                         - Conversion Rights."

        Redemption       The debentures are not redeemable by
                         Comptek prior to March 1, 2002.
                         Thereafter, the debentures will be
                         redeemable at Comptek's option at any
                         time, in whole or in part, together with
                         accrued and unpaid interest, as follows:
                         On or after:                  Premium:
                         March 1, 2002                 103.4%
                         March 1, 2003                 101.7%
                         March 1, 2004 and thereafter  100.0%
                         See "Description of Debentures - Optional
                         Redemption."

        Change of        Upon a change of control of Comptek, each
        Control          holder of the debentures may require us to
                         repurchase the debenture held by such
                         holder at 101% of the principal amount
                         thereof plus accrued and unpaid interest to the date of repurchase. The term
                         "Change of Control" is defined in the
                         "Description of Debentures - Certain
                         Rights to Require Repurchase of Debentures by the Company."

        Ranking          The debentures are unsecured and
                         subordinated to all senior indebtedness.
                         See "Description of Debentures -
                         Subordination of Debentures."

        Use of Proceeds  Comptek will not receive any of the
                         proceeds from the sale by selling security holders of the debentures or the underlying common stock.

<PAGE 5>

                  <BOLD><ITALIC>Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus and in any documents incorporated in the prospectus, before making an investment decision.</ITALIC>

Because we are dependent on future military spending   and
substantially all of our sales are derived from military requirements any decrease in military spending may reduce our sales and profits. </BOLD>

We are subject to changes in national defense policies and priorities and changes in government appropriations. In recent years, a reduction in the defense budgets of many countries has caused many defense-related government contractors to experience declining revenues. There can be no assurance that a continued decline in worldwide military spending will not affect our ability to increase revenues and may result in declines in future revenues and may have a material adverse impact on our business, financial condition or results of operations.

<BOLD>We are heavily dependent on U.S. Government contracts  and as a U.S. Government contractor we are subject to specialized rules and regulations. Failure to comply with these rules and regulations could cause us to lose contracts or bids.</BOLD>

Historically in excess of 85.0% of our revenues have been attributable to contracts with departments and agencies of the U.S. Government, specifically the Department of Defense. As a contractor and subcontractor to the U.S. Government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors. U.S. Government contracts are subject to special risks, such as:

  -    delay in funding;

  -    early termination;

  - reduction or modification due to changes in policies or as the result of budgetary constraints, political changes or other factors that do not depend on Comptek;

  - the U.S. Government's rights to technical data and to audit financial data; and

  - the ability of U.S. Government and its agencies unilaterally to suspend contractors from receiving new contracts pending resolution of alleged violations of procurement laws or regulations.

Government agencies often have complex and time-consuming procurement procedures. We generally obtain military contracts through a competitive bidding process in which, in many instances, numerous bidders participate. There can be no assurance that we will continue to be successful in having our bids accepted which would affect our ability to increase revenues and may result in declines in future revenues.

<BOLD>Our risk of sustaining a loss is greater with a fixed-price contract as opposed to a cost-plus contract. Our percentage of fixed-price contracts is increasing.</BOLD>

For the fiscal year ended March 31, 1999, approximately 29.0% of our sales were recorded on fixed-price contracts, as opposed to cost-plus or cost-sharing contracts. Under fixed-price contracts, we assume the risk that increased or unexpected costs may reduce profits or cause a loss. To the extent that actual costs exceed the projected costs on which bids or contract prices are based, Comptek could sustain a loss under

<PAGE 6>

the contract. Since a majority of the contracts we acquired from Amherst Systems, Inc. are fixed-price, we expect the percentage of fixed-price work to increase and therefore increase our exposure to potential losses on individual contracts. For the fiscal year ended March 31, 1999, as adjusted to give effect to the business operations acquired from Amherst Systems, 40.2% of the our sales would have been fixed-price.

<BOLD>The integration of our recent acquisitions and the making of future acquisitions could adversely impact our current operations by diverting managements attention from our existing operations and by leveraging our balance sheet.</BOLD>

Our acquisitions of Advanced Systems Development in March 1996, of PRB Associates in May 1998, and of the business operations of Amherst Systems in March 1999 are part of a business development strategy which seeks internally- and externally-generated sales growth in niche markets. While there are currently no commitments with respect to any future acquisitions, we frequently evaluate the strategic opportunities available to us and expect to pursue acquisitions of additional complementary products, technologies or businesses. Such acquisitions may result in the diversion of our attention from the day-to-day business operations and may include numerous other risks, including:

     - difficulties in the integration of the operations and products;

     - integration and retention of personnel of the acquired companies; and

     -    financial risks.

Future acquisitions by us may result in:

     -    dilutive issuances of equity securities;

     -    the incurrence of additional debt;

     -    reduction of existing cash balances; and

     - amortization expenses related to goodwill and other intangible assets and other charges to operations.

<BOLD>To service our substantial debt and make future
acquisitions, we will require a significant amount of cash. Our ability to generate cash and borrow on acceptable terms depends on many factors beyond our control. Failure to secure future financing will hamper our ability to grow revenues and make future acquisitions.</BOLD>

At March 31, 1999, our bank debt was $26.1 million and our total funded debt was $53.6 million. Our future growth will depend in part on additional acquisitions and our ability to obtain additional financing on acceptable terms. We will from time to time seek additional funding through public or private financing, including equity or debt financing. If additional funds are raised by issuing equity securities, our stockholders may experience dilution. There can be no assurance that we will be successful in securing additional financing or that adequate funding will be available and, if available, will be on terms that are acceptable to us. Further, debt may continue to increase and there can be no assurance that we will generate sufficient cash flow to meet our principal and interest payment obligations.

<BOLD>Our ability to sell products and services internationally are subject to U.S. Government export controls that could prevent, or significantly delay, our making international sales.
</BOLD>

We have recently placed greater emphasis on international sales and have increased marketing expenses in order to compete in
international markets.   Our products and services are subject to
export control regulations of the U.S. Government. In most instances a specific export license is required for the sale of

<PAGE 7>

our products and services directly to international customers. Failure to receive, or a delay in receiving, these export licenses would greatly limit our ability to increase sales. Direct sales to foreign governments and international customers were 12.8% of total sales in fiscal 1999.

<BOLD>In addition to competing against large defense contractors with greater financial resources we also have many small competitors that receive certain preference in bidding for which we do not qualify. In some situations, our status puts us at a competitive disadvantage in bidding for contracts.</BOLD>

The defense industry is dominated by several large companies, all of whom have much greater resources than we have. These competitors include the Boeing Company, Lockheed Martin Corporation, Raytheon Company, GEC-Marconi Hazeltine Corporation, Northrop Grumman Corporation, United Industrial Corporation, Unisys Corporation, Computer Sciences Corporation, TRW, Inc., and Condor Systems, Inc. The size and reputation of many of these companies may give them an advantage in competing for contracts. We also compete with several small companies that can sometimes take advantage of special government programs, such as small business and small disadvantaged business set-asides whereby competition is limited to qualifying small and small disadvantaged businesses. In fiscal 1998 and earlier, we were able to qualify for small business status when the standard used was 750 employees or less. As a result of our acquisition of PRB Associates, Inc. in May 1998, our total number of employees increased to approximately 900, which is likely to result in our not qualifying for small business status in most circumstances, except where that standard used is 1,500 employees or less. As a result of the acquisition of Amherst Systems, Inc., we now have approximately 1,200 employees. Since we no longer qualify for these bidding preferences, our competitive bidding position has been affected and, in certain instances makes it more difficult for us to win new contracts.

<BOLD>The debentures are subordinated to our current senior
indebtedness and all of future senior indebtedness. If we were to liquidate, holders of the debentures may receive significantly less than the face value of the debentures.</BOLD>

The debentures are expressly subordinated in right of payment to all of our existing and future senior indebtedness, which includes current and future borrowing under our bank line of credit recently increased to $27.0 million. As of March 31, 1999 our senior indebtedness was $26.1 million. Neither the provisions of the indenture nor the debentures limit our ability to incur additional senior indebtedness or other indebtedness. The indenture and the debentures do not contain any financial covenants or similar restrictions on us. Therefore, the holders of the debentures will have no protection, other than rights upon "Events of Default" as described under "Description of Debentures," from adverse changes in our financial condition. In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon our default in payment with respect to any indebtedness our assets will be available to pay the amounts due on the debentures only after all senior indebtedness has been paid in full.

<BOLD>A failure of our computer programs, or the computer
programs of our customers or suppliers, to correctly recognize the Year 2000 could have a material adverse impact on our business.</BOLD>

Numerous business publications and government reports have alerted businesses and investors to the potential adverse impact of computer programs failing to correctly recognize the Year 2000, a situation commonly referred to as the "Year 2000 Issue" or the "Year 2000 Problem." We believe we are adequately addressing modification or replacement of our internal operating systems and our products. We do not currently anticipate that we will incur material expenditures to complete any such modification or replacement because we believe that a majority of our systems and products are Year 2000 compliant, although there can be no assurance in this regard. A failure of suppliers or customers to successfully address the Year 2000 Issue, however, could have a material adverse impact on our business, financial condition or results of operations. The Department of Defense and its agencies are our largest customer group, representing 87.2% of our fiscal 1999 net sales. A failure by the Department of Defense to adequately address the Year 2000 Problem could, among other things, result in payment delays and

<PAGE 8>

contract administration delays which may result in a need for increased borrowing and interest expense to satisfy our operational and capital expenditure needs.

<BOLD>There is currently no liquid market for the debentures and, since we do not intend to list the debentures on any exchange, we do not anticipate one will develop. Without a liquid trading market, holders of the debentures may have difficulty selling the debentures.</BOLD>

There has been no public market for the debentures, and we believe it is unlikely that an active or liquid trading market will develop or be sustained.

    <BOLD><ITALIC>Forward-Looking Information</BOLD><ITALIC>

This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in the prospectus or in any document incorporated by reference are forward-looking. In particular, the statements herein regarding industry prospects and our future results of operations or financial position are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The above section entitled "Risk Factors" describes some, but not all, of the factors that could cause these differences.

          <BOLD><ITALIC>Use Of Proceeds</BOLD></ITALIC>

Comptek will not receive any proceeds from the sale by any selling security holder of the debentures or the underlying common stock.

 <BOLD><ITALIC>Ratio Of Earnings To Fixed Charges</BOLD><ITALIC>

The ratio of earnings to fixed charges for each of the periods indicated is as follows:


                  Fiscal Year Ended March 31,
                       1995  1996   1997   1998   1999
Ratio of
earnings
(loss) to
fixed charges           -      -    4.1x   5.5x   3.2x

In fiscal 1994, 1995 and 1996 fixed charges exceeded earnings by $7.5 million, $1.1 million and $8.3 million, respectively.

For these ratios, "earnings (loss)" represents income or loss before taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

        <BOLD><ITALIC>Recent Developments</BOLD></ITALIC>

In March 1999, we sold $15 million of 8 1/2% convertible subordinated debentures in a private placement pursuant to Regulation D under the Securities Act. We used the net proceeds of the sale, approximately $13.8 million, as part of the purchase price of our acquisition of the business operations and related assets and liabilities of Amherst Systems, Inc. We paid a purchase price of $30 million and assumed long-term

<PAGE 9>

debt of $5.1 million. We paid the purchase price by delivering to Amherst Systems $20 million in cash and $10 million in subordinated promissory notes of Comptek. These promissory notes, which mature on March 26, 2001, bear interest at the rate of 5.5% per year compounded annually, payable at maturity. The promissory notes are unsecured and subordinated to Comptek's senior indebtedness and the debentures. At maturity, however, the promissory notes may be replaced by indebtedness which would be senior to the debentures.

Amherst Systems is a manufacturer of computer controlled simulation/stimulation equipment and systems which are used to test military avionics equipment including radar warning receivers, radar counter-measures equipment, radars, and infrared sensor systems. These systems are also used to train electronic warfare systems operators. Amherst Systems also produces receiver systems used to verify simulation environments. Amherst Systems has expertise in the development of large computer programs for real-time processing, the design of high speed digital processing hardware, the generation of embedded software for digital signal processors, the development of wide band microwave systems, and the development of microwave components. Amherst Systems has experienced growth in its systems sales as the systems it tests have grown more accurate and complex necessitating a corresponding increase in the sophistication of the Amherst Systems test equipment. Other factors driving growth include the increase in sales of new products ranging from portable units to very large systems installed in test facilities, systems integration work and sales to overseas customers. Sales for the eight months ended December 31, 1998 and for the fiscal year ended April 30, 1998, were $29.2 million and $31.6 million, respectively. Amherst Systems customers include the U.S. Air Force, Navy, and Army and major aerospace prime contractors such as Lockheed, Boeing, and Northrop Grumman. Amherst Systems' contract backlog as of March 31, 1999 was $63.7 million, of which $57.2 million was funded.

          <BOLD>Summary Pro Forma Financial Data</BOLD>

     - The following table presents unaudited pro forma summary financial data as of the dates indicated giving effect to the following transactions 1) the acquisition of PRB Associates; 2) the acquisition of the business operations of Amherst Systems; and 3) the sale of debentures. The pro forma statement of operations for the year ended March 31, 1998, gives effect to the acquisition of PRB Associates, the acquisition of the business operations of Amherst systems, and the sale of debentures as if all of these transactions had occurred on April 1, 1997. For this purpose, the historical financial statements of PRB for its year ended December 31, 1997, and of Amherst for its year ended April 30, 1998, have been used together with Comptek's consolidated financial statements for the year ended March 31, 1998.

     -    The pro forma statement of operations for the year ended
          March 31, 1999, gives effect to the acquisition of the business operations of Amherst Systems and the sale of debentures as if the acquisition had occurred on April 1, 1997. Comptek's historical financial statements as of March 31, 1999, already reflect the acquisition of PRB from May 1, 1998, and accordingly, required the addition of PRB results for a one month period through a pro forma adjustment financial statements. The historical consolidated financial statements of Amherst for the 11 months ended March 31, 1999, have been used in this pro forma and, accordingly, required the addition of Amherst results for a one month period through a pro forma adjustment.

     - No pro forma balance sheet data is provided as the effect of the related transactions are already included in our historical March 31, 1999, consolidated balance sheet.

<PAGE 10>

                                    Pro Forma
                               Year Ended March 31,
                                       1998
                    			      ----------------------
                              Before     Including     Pro Forma
                              Amherst     Amherst     Year Ended
                             Acquisi-   Acquisition    March 31,
                               Tion     and Sale of      1999
                                         Debentures
                             -------------------------------------

Statement of Operations
Data:

Net sales                     $101,300       $132,944    $143,845

Gross Margins                   19,994         27,202      33,792

Selling, general and            11,793         16,889      21,163
administrative

Research and development         1,827          3,979       4,823

Other income                       144            144           -
                              --------   ------------  ----------
     Operating profit            6,518          6,478       7,806

     Interest expense,          (1,651)        (4,320)     (3,362)
     net

Minority interest                 (13)           (13)           -
                              --------   ------------  ----------
     Income from continuing
     operations before          4,854          2,145       4,444
     incometaxes

Income taxes                   (2,002)          (589)     (1,638)
                              --------    -----------  ----------
Income from continuing          $2,852         $1,556       2,806
operations                    ========    ===========  ==========

Basic earnings per share         $0.55          $0.30       $0.56

Diluted earnings per share       $0.54          $0.29       $0.54

Weighted average shares          5,184          5,184       5,044
outstanding - basic

Weighted average shares          5,316          5,316       5,211
outstanding - diluted


Other Data:

Depreciation and                $3,138         $5,812      $5,283
amortization

Capital expenditures            $2,502         $4,550      $4,258

Ratio of earnings to fixed         2.8            1.4         2.0
charges

Contract backlog              $165,271       $210,771    $191,266

<PAGE 11>

     <BOLD><ITALIC>Description Of Debentures</BOLD></ITALIC>

The 8 1/2% convertible subordinated debentures were issued under an indenture, dated as of March 24, 1999, between Comptek and The Bank of New York, as the trustee under the indenture. The terms of the debentures include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939.

A form of the debentures and the indenture are included as an exhibit to the registration statement, and include the definitions of certain terms to which we make reference in this section. This prospectus is only a part of the registration statement, which is on file with the SEC. Prior to purchasing any debentures, we strongly recommend that you read the form of debenture and the indenture in their entirety.

<BOLD>General</BOLD>

The debentures are unsecured subordinated general obligations of Comptek, and convertible into our common stock as described under "Conversion Rights" below. The debentures will mature on April 1, 2004. The debentures bear interest at a rate of 8 1/2% per year. We pay interest semiannually on April 1 and October 1 of each year. The first interest payment will be for the period from the date we issued the debentures to October 1, 1999. We will pay interest on the debentures to the persons who are registered holders of debentures at the close of business on the September 15 or March 15 preceding the applicable interest payment date.

Initially, the offices of the trustee will serve as the location for:

          a)   payment of principal, premium, if any, and interest;

          b)   conversion and transfer of the debentures; and

          c)   registration of  any transfer.


We may, however, maintain another location for these purposes in the future We may pay principal and interest by check and may mail an interest check to a holder's registered address. Holders must surrender debentures to a paying agent to collect principal payments.

Initially, The Bank of New York will act as paying agent, registrar and conversion agent. At our discretion, we may change any paying agent, registrar, conversion agent or co-registrar , or we may act in any such capacity ourselves.

<BOLD>Form of Debentures</BOLD>

The debentures are in fully registered form without coupons in denominations of $1,000 or any multiples thereof. A holder may transfer or exchange debentures in accordance with the indenture.
No service charge will be made for:

     - any registration or transfer, exchange or conversion of debentures;

     -    tax or other governmental charges that may be imposed;

     -    transfer or exchange any debentures selected for redemption.

Also, in the event of a partial redemption, the registrar need not transfer or exchange any debentures for a period of 15 days before selecting debentures to be redeemed. Except as described in "Certain Rights to

<PAGE 12>

Require Repurchase of Debentures by the
Company" below, the indenture does require us to repurchase the debentures in the event of a leveraged buyout, recapitalization or similar restructuring of Comptek. Any of these events could negatively impact our credit worthiness and the market value of the debentures may decline significantly as a result. The indenture does not protect holders of the debentures against any decline in our credit quality. The registered holder of a debenture may be treated as its owner for all purposes.

<BOLD>Conversion Rights</BOLD>

If the debentures have not been redeemed or called for redemption, the holders of the debentures are entitled at any time prior to maturity, to convert any or all of the into shares of our common stock at the conversion price of $9.50 per share. This conversion price is subject to adjustments as described below and conversion must be made in $1,000 amounts or multiples thereof. No payment or adjustment will be made for accrued interest on a converted debenture. If any debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, the relevant debenture must be accompanied by funds equal to the interest payable to the registered holder on the next interest payment date on the principal amount to be converted. We will not issue fractional interests in shares of common stock upon conversion of the debentures and instead will deliver a check to the debenture holder equal to the fractional share multiples the market value of the common stock on the last trading date prior to the conversion date. If the debentures are called for redemption, any holders right to convert the debenture into our common stock will expire at the close of business on the redemption date, unless we default in payment due upon such redemption.

The conversion price is subject to adjustments in certain events, including:

     - the payment of dividends or distributions on our common stock in shares of capital stock;

     - subdivisions or combinations of our common stock into a greater or smaller number of shares of common stock;

     - reclassification of the shares of our common stock resulting in an issuance of any shares of our capital stock;

     - distribution of rights or warrants to all holders of our common stock entitling them to purchase common stock at less than the then current price at that time; and

     - the distribution to all holders of common stock of assets, excluding certain cash dividends and distributions, or debt securities or any rights or warrants to purchase securities of Comptek; provided, however, that no adjustment will be required if holders of the debentures receive notice of and are allowed to participate in such transactions.

We do not have to adjust the conversion price if we grant rights to purchase our common stock pursuant to a plan we establish for the reinvestment of dividends or interest. Nor do we have to adjust the conversion price for a change in the par value of our common stock. We do not have to adjust the conversion price unless the adjustment would be at least 1.0% in the conversion price; however, we will carry forward any adjustment that would otherwise be required and will take it into account in any subsequent adjustment. We may voluntarily reduce the conversion price for a period of time.

If we report income before extraordinary item and accounting charge diluted earnings per share of less than $0.80 for our fiscal year ending March 31, 2000, the conversion price will be adjusted downward to $8.50, or to an amount reflecting a 10.5% reduction to the then current conversion price if an adjustment to the conversion price had previously been made as outlined above. This adjustment would take effect, if at all,

<PAGE 13>

at 8:00 a.m. as of the next business day following the day on which we filed our Annual Report on Form 10-K for the fiscal year ending March 31, 2000.

If we:

     - pay dividends on our common stock in shares of capital stock;

     -    subdivide or combine the common stock;

     - issue by reclassification of our common stock any shares of our capital stock; or

     - merge with, or transfer or lease substantially all of our assets to, another corporation or trust;

the holders of the debentures then outstanding may convert their debentures into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned had they converted their debentures immediately before the effective date of the transaction.

After a debenture has been called for redemption, any holder who has not elected to convert those debentures into our common stock on or before the close of business on the redemption date may be required to sell those debentures at the redemption price to one or more investment banks or other purchasers who may have agreed with us to purchase those debentures and convert them into our common stock.

<BOLD>Penalty For Late Delivery of Conversion Shares</BOLD>

Holders of the debentures will be entitled to receive a penalty payment from us if, upon delivering a properly executed conversion notice and the debenture to be converted, we fail to deliver, the shares of our common stock for which the debenture is being converted within three business days after delivery of the conversion notice and the debentures. The penalty payment will apply to the period beginning on the business day after delivery was due and ending on the day we actually make delivery. The penalty payment would accrue at a rate of 0.50% of the principal amount of the debentures.

<BOLD>Subordination of Debentures</BOLD>

The indebtedness evidenced by the debentures is subordinated and junior in right of payment to the prior payment in full of all of our senior indebtedness. We will not pay principal of (or premium, if any) or interest on the debentures, if we have defaulted on any of our senior indebtedness, until that default or event of default is cured or waived by the senior lender or no longer exists.

If the principal of the debentures is accelerated or there is any distribution of our assets upon any receivership, dissolution, winding-up, liquidation, reorganization or similar proceedings of Comptek, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all senior indebtedness must be paid in full before the holders of the debentures are entitled to receive or retain any of our assets. Because of this provision, in the event of our insolvency, holders of the debentures may recover less, ratably, than holders of senior indebtedness.

"Senior indebtedness" is the principal, premium, if any, interest on and all other amounts payable under or in respect of our indebtedness, other than indebtedness owed to one of our subsidiaries, indebtedness which is expressly pari passu with the debentures or indebtedness which is expressly subordinated to the
debentures.   There is no limit on the amount of senior
indebtedness that we may incur.

<PAGE 14>

<BOLD>Optional Redemption</BOLD>

At our option we may redeem the debentures, as a whole or in part, at any time or from time to time commencing on or after
March 1, 2002.   We must give holders of the debentures at least
30 days' and not more than 60 days' prior notice by mail. The redemption prices as a percentage of principal amount, are as follows for the 12-month period beginning on or after March 1 of the following years:

                                        Redemption
               Year                       Price

               2002                       103.4%
               2003                       101.7%
               2004 and thereafter        100.0%

<BOLD>Certain Rights to Require Repurchase of Debentures by the
Company</BOLD>

In the event of any Change in Control, as described below, of Comptek occurring on or prior to maturity of the debenture, each holder has the right, to require us to repurchase all or any part of that holder's debentures. We would have to repurchase the debentures 75 days after the date we give notice of the Change in Control at a price equal to 101.0% of the principal amount, together with accrued and unpaid interest to the date of repurchase. On or prior to the date of repurchase, we would be required to deposit with the trustee or a paying agent an amount of money sufficient to pay the repurchase price of the debentures that are to be repaid on the date of repurchase.

Our failure to repurchase the debentures under these circumstances would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture.

On or before the 15th day after the occurrence of a Change in Control, we would be obligated to mail to all holders of the debentures a notice of:

     - the event constituting and the date of such Change in Control,

     -    the date on which the repurchase will be made,

     -    the date by which the repurchase right must be exercised,

     -    the repurchase price for debentures, and

     - the procedures that a holder must follow to exercise a repurchase right.

To exercise the repurchase right, a holder of a debenture must deliver, on or before the 10th day prior to the date of repurchase, written notice to us and to the trustee of the holder's desire to exercise the right, together with the certificates evidencing the debentures, duly endorsed for transfer. We may also designated an agent to receive notice for us.

<PAGE 15>

A "Change in Control" will occur when:

     (1) all, or substantially all, of Comptek's assets are sold as an entirety to any person or related group of persons;

     (2) there shall be consummated any consolidation or merger of Comptek

          (A) in which Comptek is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of Comptek in which all common shares outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or

          (B) pursuant to which the common stock is converted into cash, securities, other property, in each case other than a consolidation or merger of Comptek in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger; or

     (3) any person, or any persons acting together that would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange
       Act) of at least 50.0% of the total voting power of all classes of capital shares of Comptek entitled to vote generally in the election of directors of Comptek.

Notwithstanding clause (3) above, a Change in Control will not be deemed to have occurred solely by virtue of Comptek; any subsidiary; any employee share purchase plan, share option plan, or other share incentive plan or program; retirement plan or automatic dividend reinvestment plan; or any substantially similar plan of Comptek or any subsidiary or any person holding our securities for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report) under the Exchange Act, as amended, disclosing beneficial ownership by it of shares or securities of Comptek, whether at least 50.0% of the total voting power referred to in clause (3) above or otherwise. A recapitalization or a leveraged buyout or similar transaction involving members of management or their affiliates will constitute a Change in Control if it meets the foregoing definition.

Notwithstanding the foregoing, a Change in Control as described above will not be deemed to have occurred if:

     - the current market price of the common stock on the date of a Change in Control is at least equal to 105.0% of the conversion price of the debentures in effect immediately preceding the time of such Change in Control;

     - all of the consideration, excluding cash payments for fractional shares, in the transaction giving rise to such Change in Control to the holders of common stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the debentures will become convertible solely into such shares of common stock; or

     - the consideration in the transaction giving rise to such Change in Control to the holders of common stock consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such

<PAGE 16>

          consideration is at
          least 105.0% of the conversion price of the debentures in effect on the date immediately preceding the closing date of such transaction. In the case of securities, fair market value will be deemed to be equal to the average of the daily closing prices of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction.

There is no definition of the phrase "all or substantially all" as applied to our assets and used in the definition of Change in Control in the indenture, and there is no clear definition of the phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event we were to sell a significant amount of our assets, the holders and us may disagree over whether the sale gives rise to the right of holders to require us to repurchase the debentures. In that event, the holders would likely not be able to require us to repurchase the debentures unless and until the disagreement were resolved in favor of the holders.

The right to require us to repurchase debentures as a result of a Change in Control could create an event of default under senior indebtedness. As a result, any repurchase could, absent a waiver, be blocked by the subordination provisions of the debentures. See "Subordination of Debentures" above. Our ability to pay cash to the holders upon a repurchase may also be limited by certain financial covenants contained in our senior indebtedness.

In the event a Change in Control occurs and the holders exercise their rights to require us to repurchase debentures, we intend to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change in Control purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of Comptek. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate common stock or to obtain control of Comptek, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt securities.

The foregoing provisions would not necessarily afford holders of debentures protection in the event of highly leveraged or other transactions involving Comptek that may adversely affect the value of debentures.

<BOLD>Modification of the Indenture</BOLD>

Under the indenture, with certain exceptions, our rights and obligations with respect to the debentures and the rights of holders of the debentures may only be modified by us and the trustee with the written consent of the holders of not less than 66-2/3% in principal amount of the outstanding debentures. However, without the consent of each holder of any debenture affected, an amendment, waiver or supplement may not:

     (a) reduce the amount of debentures whose holders may consent to an amendment;

     (b) reduce the rate or change the time of payment of interest on any debenture;

     (c) reduce the principal of or change the fixed maturity of any debenture;

     (d) make any debenture payable in money other than that stated in the debenture;

     (e) change the provisions of the indenture regarding the right of the holders of a majority of the debenture to waive defaults under the indenture or impair the right of any holder of debentures to institute suit for the enforcement of any payment of principal and interest on the debentures on and after their respective due dates;

<PAGE 17>


     (f) make any change that adversely affects the right to convert any debenture;

     (g) make any change to the subordination or seniority of the debentures that adversely affects the rights of any holder; or

     (h) impair the right, as limited in the indenture, of any holder to institute any suit or proceeding.

<BOLD>Events of Default, Notice and Waiver</BOLD>

The following are "Events of Default" under the indenture with respect to the debentures:

     (a) default in the payment of interest on the debentures when due and payable which continues for 30 days;

     (b) default in the payment of principal of (and premium, if any, on) the debentures when due and payable, at maturity, upon redemption or otherwise;

     (c) our failure to perform any other covenant contained in the indenture or the debentures which continues for 60 days after notice as provided in the indenture;

     (d)  acceleration of any indebtedness for money borrowed
          (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligation for which recourse is limited to property purchased) in an aggregate principal amount in excess of $20.0 million, whether existing on the date of the execution of the indenture or thereafter created, if such indebtedness is not paid or such acceleration is not annulled within ten days after notice to us of such acceleration; and

     (e) certain events of bankruptcy, insolvency or reorganization relating to us.

If an Event of Default occurs and is continuing with respect to the debentures, either the trustee or the holders of at least a majority in principal amount of the debentures may declare all of the debentures to be due and payable immediately.

If any Events of Default have occurred and are continuing or would exist immediately after giving effect to such action, we will not (i) declare or pay any dividends or make any distribution to holders of our capital stock or (ii) purchase, redeem or otherwise acquire or retire for value any of our common stock, or any warrants, rights or options, to purchase or acquire any shares of our common stock (other than the debentures or any other convertible indebtedness of ours that is neither secured nor subordinated to the debentures).

The trustee may require indemnity reasonably satisfactory to it before it enforces the indenture or the debentures. Subject to certain limitations, holders of a majority in principal amount of the debentures may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the debentures notice of any default, except a default in payment of principal or interest, if it determines that withholding notice is in their interests. We are required to file with the trustee annually an officer's statement as to the absence of defaults.

No consent of the holders of the debentures is required for (1) Comptek to consolidate with or merge into or transfer or lease substantially all of its assets to another corporation or trust which assumes the obligations of Comptek under the indenture and debentures or (2) for any reorganization within the

<PAGE 18>

meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986. Also, no consent of holders of the debentures is required for any amendment of the indenture or the debentures by Comptek or the trustee to:

     - cure any ambiguity, defect or inconsistency, or to provide for uncertificated debentures in addition to certified debentures, or

     - to make any change that does not adversely affect the right of a holder of a debenture.

<BOLD>Consolidation, Merger, Sale or Conveyance</BOLD>

The indenture provides that Comptek may not merge or consolidate with, or sell or convey all, or substantially all, of its assets to another person unless:

     -    such person is a company or a trust;

     - such person assumes by supplemental indenture all the obligations of Comptek under the debentures and the indenture; and

     - immediately after the transaction no default or Event of Default shall exist.

<BOLD>Marketability</BOLD>

At present there is no public market for the debentures, and it is not likely that a market will develop. The debentures were initially sold pursuant to exemptions from registration under the Securities Act. We filed a registration statement under the Securities Act relating to the resale of the debentures and the underlying shares of common stock. However, there can be no assurance that we will be able to maintain the effectiveness of the current registration statement as required. The absence of such an effective registration statement may limit any holder's ability to sell the debentures or the underlying shares of common stock or could adversely affect the price at which the debentures or the underlying shares of common stock can be sold.

<BOLD>Governing Law</BOLD>

The indenture and the debentures are governed by and construed in accordance with the laws of the State of New York.

<BOLD>Registration Rights Agreement</BOLD>

Pursuant to a registration rights agreement entered into by us in connection with the initial sale of the debentures, the debentures and the underlying shares of common stock have been registered under the Securities Act with the SEC. We have also agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until :

     - Two years from the effective date of the registration statement, or

     - Such shorter period when all the debentures and the shares of common stock offered hereby have been sold thereby, or

     - Until the debentures and the Conversion Shares are no longer, by reason of Rule 144 promulgated under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof.

<PAGE 19>

   <BOLD><ITALIC>Description of Capital Stock</BOLD></ITALIC>

Our certificate of incorporation authorizes us to issue, without stockholder approval, up to 3,000,000 shares of preferred stock and up to 10,000,000 shares of common stock. As of the date of this prospectus, no shares of preferred stock are outstanding, nor do we have plans to issue any shares of preferred stock other than as part of the exercise of shareholder rights under the rights plan described below.

<BOLD>Common Stock</BOLD>

Each holder of our common stock is entitled to one vote per share held of record on each matter submitted to stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors standing for election each year.

Subject to the rights of the holders of our preferred stock, if any, holders of record of shares of our common stock are entitled to receive, ratably, dividends when and if declared by the Board of Directors out of funds legally available for dividends. In the event of a voluntary or involuntary winding up or dissolution, liquidation or partial liquidation, holders of the common stock are entitled to participate ratably in any distribution of our assets, subject to the rights of our creditors and the holders of our preferred stock, if any.

Holders of the common stock have no conversion, redemption or preemptive rights. All outstanding shares of the common stock are validly issued, fully paid and nonassessible.

<BOLD>Preferred Stock</BOLD>

We are authorized to issued shares of preferred stock in one or more series, which can have rights senior to those of our common stock. Our Board of Directors may fix or alter any of the following for any unissued series of our preferred stock:

     -    number of shares;

     -    powers;

     -    designation;

     -    dividend rights;

     -    dividend rate;

     -    conversion rights;

     -    voting rights;

     - rights and terms of redemption (including sinking fund provisions);

     -    redemption price or prices;

     -    liquidation and other preferences; and

     -    other special rights.

<PAGE 20>

Our issuance of preferred stock could adversely affect holders of common stock. These effects could include the following:

     - if dividends on the preferred stock have not been made, dividends on our common stock may be restricted;

     - to the extent the preferred stock has voting rights, the voting rights of our common stock will be diluted;

     - if holders of preferred stock are entitled to preferred dividends or liquidation preferences, the amount of earnings and assets available for distribution to holders of our common stock may be reduced;

     - our issuance of preferred stock could decrease the market price of our common stock; and

     - our issuance of preferred stock may have the effect of delaying or preventing a change in control.

<BOLD>Shareholders Rights Plan</BOLD>

On April 16, 1999, our Board of Directors adopted a shareholders rights plan. Our Board of Directors at that time declared a dividend of one preferred-share-purchase-right, generally referred to as a "right," on each share of common stock. The rights dividend was issued to each shareholder of record as of April 30, 1999. The description and terms of the rights are set forth in a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. The shareholder rights plan and related rights agreement were filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 19, 1999. We strongly encourage you to read the rights agreement prior to purchasing any of the securities offered pursuant to this prospectus.

Each right entitles shareholders to buy one-hundredth of a share of Series A Junior Participating Preferred Stock at an initial exercise price of $45. The rights will be exercisable if a person or group acquires beneficial ownership of 20% or more of our outstanding common stock, or begins a tender or exchange offer for 20% or more of the common stock. In addition, the rights will be exercisable if an "adverse person," as determined by the directors, acquires beneficial ownership of 10% or more of our outstanding common stock.

Until a triggering event, the rights attach to and trade with the shares of our common stock. No separate rights certificate will be issued until an event triggering the exercise of the rights occurs.

If any person becomes the beneficial owner of 20% or more of Comptek's common stock - except through an offer which the Board of Directors determines to be fair - and the Board does not redeem the rights within 10 days, or a 10% holder is determined by the directors to be an "adverse person," then each right not owned by such "adverse person" will then enable its holder to purchase, at the right's then-current exercise price, common stock of the other entity having a value of twice the rights exercise price.

Under certain circumstances, if we are acquired in a merger or similar transaction with another person, or sells more than 50% of our assets, earning power or cash flow to another entity, each right that has not previously been exercised will entitle its holder to purchase, at the right's then-current exercise price, common stock of such other entity having a value of twice the right's exercise price.

<PAGE 21>

The rights will expire on April 29, 2009, unless redeemed by us at an earlier date. We will generally be entitled to redeem the rights at one cent per right at any time until 10 days following a public announcement that a 20% position has been acquired. The time limit may be extended by the directors.

<BOLD>Anti-Takeover Effects </BOLD>

Our Certificate of Incorporation provides for a Board of Directors consisting of not less than six persons divided into classes of at least three directors serving staggered terms. We currently have eight directors divided into two classes of four directors each serving staggered two-year terms. The Certificate of Incorporation also requires the affirmative vote of 80% of the then outstanding voting shares for certain business combination transactions.

The provisions of our Certificate of Incorporation on the classification of the Board of Directors, preferred stock and voting requirements for certain business combinations may have the effect of delaying, deferring or preventing a change in control of Comptek.

The rights also have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Comptek on terms not approved by our Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board of Directors since the rights may be redeemed by us prior to the time that a person or group has acquired beneficial ownership of 20% or more of the common shares.

     <BOLD><ITALIC>Selling Security Holders</BOLD></ITALIC>

We originally sold the debentures to the initial purchasers in transactions exempt from the registration requirements of the
Securities Act.   We reasonably believed that each such person
was an "accredited investors," as defined in Rule 501(a)(1), (2),
(3) or (7) under the Securities Act. The selling security holders may from time to time offer and sell any or all of the debentures and common stock into which the debentures are convertible pursuant to this prospectus. The term "selling security holders" includes their transferees, pledgees or donees or their successors

The following table sets forth information, as of June 16, 1999, with respect to the selling security holders and the respective principal amounts of debentures beneficially owned by each that may be offered pursuant to this prospectus. The table is based on information provided by or on behalf of the selling security holders. Because the selling security holders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling security holders upon termination of any such sales. In addition, the selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their debentures to us.

<PAGE 22>

                          Debentures
                         Beneficially      Common Stock Owned
Name                      Owned and           Beneficially
                        Offered Hereby     Offered and Hereby
                       ----------------	   ------------------
                                            Number
                       Principal              of
                        Amount    %(1)     Shares(2)   %(3)
                       --------------------------------------
Centura Small-Cap        400,000   2.7%      42,105       .8%
  Equity Fund

DS Founders Group,       200,000   1.3%      21,052       .4%
  LP

Leonardo, LP             600,000   4.0%      63,157      1.2%

Libertyview Funds,       800,000   5.3%      84,210      1.6%
  L.P.

Libertyview Fund,        200,000   1.3%      21,052       .4%
  LLC

Joseph Stechler &
  Company,             2,000,000  13.3%     210,526      4.0%
  Incorporated

Manu Shah Living         250,000   1.7%      26,315       .5%
  Trust

Quasar Rabbico N.V.    1,500,000  10.0%     157,894      3.0%

Ramius Fund, LTD.        400,000   2.7%      42,105       .8%

Raphael, L.P.            200,000   1.3%      21,052       .4%

Raphael II, L.P.         150,000   1.0%      15,789       .3%

Shrem, Fudim, Kelner     200,000   1.3%      21,052       .4%
  & Co., Ltd.

Strong River             500,000   3.3%      52,631      1.0%
  Investments, Inc.

The Canada-Israel        100,000   .07%      10,526       .2%
  Opportunity Fund,
  LP

Warburg Pincus
  Emerging             7,000,000  46.7%     736,842     12.7%
  Growth Fund

Coastal Convertible      500,000   3.3%      52,631      1.0%
  LTD.
________________

(1) Based on 15,000,000 principal amount of debentures outstanding.
(2) Assumes conversion of all of the holder's debentures at a conversion price of $9.50.
(3) Calculated based on Rule 13d(d)(i) of the Exchange Act using 5,086,233 shares of common stock outstanding as of June
     16, 1999. In calculating the percentage amount, we treat as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. We did not assume, however, the conversion of any other holder's debentures.

None of the selling security holders has had any material relationship with Comptek or its affiliates within the past three years. The selling security holders purchased all of the debentures in a private transactions exempt from the registration requirements of the Securities Act. All of the debentures were "restricted securities" under the Securities Act prior to this registration. The selling security holders have represented to us that they purchased the debentures for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exemptions.

Information concerning the selling security holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.
In addition, the per share conversion price, and, therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of debentures and the number of shares of common stock into which the debentures are convertible may increase or decrease.

<PAGE 23>

       <BOLD><ITALIC>Plan Of Distribution</BOLD></ITALIC>

The selling security holders and their successors may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling
security holders.   These discounts, concessions or commission as
to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions:

     -    at fixed prices;

     -    at prevailing market prices at the time of sale;

     -    at prices related to such prevailing market prices;

     -    at varying prices determined at the time of sale; or

     -    at negotiated prices.

Such sales may be effected in transactions; which may involve crosses or block transactions:

     (1) on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale;

     (2)  in the over-the-counter market;

     (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market;

     (4) through the writing of options (whether such options are listed on an options exchange or otherwise); or

     (5)  through the settlement of short sales.

In connection with the sale of the debentures and the common stock into which the debentures are convertible or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. Those entities may in turn engage in short sales of the debentures or the common stock into which the debentures are convertible. Any selling security holder, broker-dealer or other financial institution engaging in these transactions may deliver these securities to close out such short positions, or loan or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the debentures or common stock into which the debentures are convertible offered by them hereby will be the purchase price of such debentures or common stock less discounts and commissions, if any. Each of the selling security holders, or any agent acting on their behalf, reserves the right to accept or to reject, in whole or in part, any proposed purchase of debentures or common stock. We will not receive any of the proceeds from this offering.

<PAGE 24>

Our common stock is listed on the American Stock Exchange. We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock into which the debentures are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Both Warburg Pincus Emerging Growth Fund and Joseph Stechler & Company, Incorporated are affiliated with a registered broker-dealer and because of such affiliation will be "underwriters" within the meaning of Section 2(11) of the Securities Act. Each of the other selling security holders have informed us that they are not affiliated with any registered broker-dealer. Those selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock into which the debentures are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commission, concessions or profit they earn on any resale of the securities may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of
Section 2(11) of the Securities will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling security holder may not sell any debentures or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

To the extent required, the following information will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part:

     (a)  the specific debentures or common stock to be sold;

     (b)  the names of the selling security holders;

     (c)  the respective purchase  prices and public offering prices;

     (d)  the names of any agent, dealer or underwriter; and

     (e) any applicable commissions or discounts with respect to a particular offer.

The Registration Rights Agreement provides for cross-indemnification of the selling security holders and Comptek and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the debentures and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling security holders and us incident to the offering and sale of the debentures and the common stock, provided that each selling holder will be responsible for payment of commission, concessions and discounts of underwriters, broker dealers or agents.

<PAGE 25>

           <BOLD><ITALIC>Legal Matters</BOLD></ITALIC>

The validity of the debentures and shares of common stock offered hereby will be passed upon by Christopher A. Head, General
Counsel for Comptek. Mr. Head is an executive officer of Comptek. As of June 16, 1999, Mr. Head owns less than one percent of the outstanding shares of the Comptek.

              <BOLD><ITALIC>Experts</BOLD></ITALIC>

The consolidated financial statements and schedule of Comptek as of March 31, 1999 and 1998, and for each of the years in the three-year period ended March 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements for Amherst Systems for each of the years in the three-year period ended April 30, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements for PRB Associates for the years ended December 31, 1997 and 1996, have been incorporated in this prospectus by reference from Comptek's Form 8-K, and have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report which is incorporated herein by reference as has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  <BOLD><ITALIC>How To Obtain More Information</BOLD></ITALIC>

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC's Web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with it. This means that we can disclose important information to you by referring to you those documents. This information we incorporate by reference is considered a part of this prospectus. We incorporate by reference the documents listed below:

     -    Our Annual Report on Form 10-K for the year ended March 31,
          1999.

     - The description of our Preferred Stock Purchase Rights contained in our Report on Form 8-K filed April 19, 1999.

     -    Information on our acquisition of PRB Associates, Inc.
          contained in our Report on Form 8-K/A filed July 27, 1998.

     - Information on our acquisition of the business operations, assets and liabilities of Amherst Systems, Inc. contained in our Report on Form 8-K filed April 12, 1999.

<PAGE 26>

You may obtain copies of these documents free of charge by contacting us orally or in writing at:

          Comptek Research, Inc.
          2732 Transit Road
          Buffalo, New York 14224
          Attn:  Corporate Secretary

          (716) 677-4070
          (716) 677-0014 (fax)

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or the date of a subsequent amendment.

<PAGE 27>

<ITALIC>No dealer, sales representative or any other person has been authorized to give information or make any representation not contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Comptek. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.<ITALIC>


<PAGE 28>

                      <BOLD><ITALIC>Part II
         Information Not Required In Prospectus</ITALIC>

Item 14.       Other Expenses of Issuance and Distribution.<BOLD>

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimates, except for the SEC registration fee. The listed expenses are payable by the Company.


                                       4,170
      Registration Fee:
                                         500
      Printing and Engraving Fee:
                                       4,000
      Accounting Fees:
                                       8,000
      Legal Fees:
                                       1,100
      Miscellaneous:                --------
                                      17,770
           Total                    ========


<BOLD>Item 15. Indemnification of Directors and Officers.</BOLD>

Article IX. of the Company's By-laws provides as follows:

     Every person who is or was a director, officer or employee of the corporation, or of any other corporation which he served as such at the request of the corporation, may in accordance with the second paragraph of this Article IX be indemnified by the corporation against any and all liability and reasonable expense that may be incurred by him in connection with or resulting from any claim, action, suit or proceeding (whether brought by or in the right of the corporation or such other corporation or otherwise), civil or criminal, or in connection with an appeal relating thereto, in which he may be involved, as a party or otherwise, by reason of his being or having been a director, officer or employee of the corporation or such other corporation, or by reason of any action taken or not taken in his capacity as such director, officer or employee, whether or not he continues to be such at the time such liability or expense shall have been incurred, provided such person acted, in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or such other corporation, as the case may be, and, in addition in any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. As used in this Article IX, the terms "liability" and "expense" shall include, but shall not be limited to, court costs, counsel fees and disbursements and amounts of judgements, fines or penalties against, and amounts paid in settlement by, a director, officer or employee. The termination of any claim, action, suit or proceeding, civil or criminal, by judgment, settlement (whether with or without court approval), conviction or upon a pleas of guilty or nolo contendere, or its equivalent, shall not create a presumption that a director, officer or employee did not meet the standards of conduct set forth in this paragraph.

<PAGE 29>

     Expenses incurred with respect to any claim, action, suit or proceeding of the character described in the first paragraph of this Article IX may be advanced by the corporation prior to the final disposition thereof upon receipt of any undertaking by or on behalf of the recipient to repay such amount unless it shall ultimately be determined that he is entitled to indemnification under this Article IX.

     The rights of indemnification provided in this Article IX shall be in addition to any other rights to which any such director, officer or employee may otherwise be entitled by contract, as a matter of law, by vote of the stockholders, or otherwise; and in the event of any such person's death, such rights shall extend to his heirs and legal representatives.

Paragraph TENTH of the Company's Certificate of Incorporation provides as follows:

     TENTH: No director shall be personally liable to the Corporation or any shareholder for damages for any breach of duty as a director, except for (a) the liability of any director if a judgment or other final adjudication adverse to him establishes that (i) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or
     (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled or
     (iii) his acts violated Section 719 of the New York Business Corporation Law, or (b) the liability of any director for any act or omission prior to the adoption of this paragraph TENTH. Any repeal or modification of this paragraph TENTH by the shareholders of the corporation shall not, unless otherwise required by law, adversely affect any right or protection of a director existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. If the New York Business Corporation Law is amended after approval by the shareholders of this paragraph TENTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by New York Business Corporation Law, as amended from time to time.

Section 722 of the New York Business Corporation Law (the "BCL") permits indemnification against judgments, fines and amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of legal actions or proceedings. Under Section 723 of the BCL, if a litigant is successful in the defense of such an action or proceeding, he or she is automatically entitled to indemnification. Otherwise, indemnification will depend upon whether or not the director or officer has lived up to an appropriate standard of conduct in the performance of his or her duties.

<PAGE 30>

<BOPLD>Item 16.     Exhibits.</BOLD>

4.1(a) Indenture dated March 24, 1999 between the Registrant and The Bank of New York, as Trustee.

4.1(b)    Form of Debenture (included in Exhibit 4.1(a)).

4.1(c)    Form of Registration Rights Agreement.

5.1       Opinion of Christopher A. Head, counsel to the Company.

10.1      Registrant's 1992 Equity Incentive Plan, as amended.

10.1a     Registrant's 1998 Equity Incentive Stock Plan

10.1b Form of incentive stock option agreement and non-qualified stock agreement issued under Registrant's
          Equity Incentive Plan to plan participants, including executive officers.

10.1c     Non-Qualified Stock Option Agreement dated June 20,
          1996 by and between Registrant and John J. Sciuto.

10.2 1994 Stock Option Plan for Non-Employee Directors, as amended.

10.3      Employment agreement between Registrant and John
          J. Sciuto.

10.3a     Employment agreement between Registrant and Christopher
          A. Head.

10.3b     Employment agreement between Registrant and Laura L.
          Benedetti.

10.3c     Employment agreement between Registrant and James D.
          Morgan.

10.3d     Loan Agreement between Comptek Federal Systems, Inc.
          (wholly-owned subsidiary of the Registrant) and John
          Sciuto.

10.3e     Loan Agreement, dated February 3, 1999, between Comptek
          Federal Systems, Inc. (wholly-owned subsidiary of the
          Registrant) and John J. Sciuto

10.3f     Employment agreement between PRB Associates, Inc.
          (wholly-owned subsidiary of the Registrant) and Lawrence M. Schadegg.

10.3g     Restricted Stock Agreement between Registrant and
          Lawrence M. Schadegg.
10.3h     Employment agreement between Registrant and Charles E.
          Dowdell

10.5 Interest Rate Swap Agreement, dated May 1, 1998, between Registrant and KeyBank, N.A.

10.5a Loan Agreement, dated May 14, 1998, between Registrant and Manufacturers and Traders Trust Company.

10.5b     Loan Agreement, dated March 24, 1999, between
          Registrant and  Manufacturers and Traders Trust
          Company.

<PAGE 31>

10.6 Real property lease between Registrant and Southern Maryland Property Management Associates premises at 43865 Airport View Drive, Hollywood, MD.

10.6a     Real property lease between Registrant and Charles E.
          Dowdell  and Nancy L. Dowdell for 30 Wilson Road,
          Williamsville, NY.

11.1      Reconciliation of Basic and Diluted EPS Computations.

12.1      Statement Re Computation of Ratios

23.1      Consent of Christopher A. Head (included in Exhibit 5)

23.2 Consent of KPMG LLP, independent auditors for the Company.

23.3 Consent of KPMG LLP, independent auditors for Amherst Systems, Inc.

23.2 Consent of Deloitte & Touche, LLP, independent auditors for PRB Associates, Inc.

25.1 Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of the Trustee.


<BOLD>Item 17. Undertakings</BOLD>

I. Rule 415 Offering. The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)  To include any prospectus required by Section
               10(a)(3) of the Securities Act  of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those

<PAGE 32>

               paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
               Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     2. That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered pursuant to this registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II.  Acceleration of Effectiveness - Indemnification Undertaking.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

<PAGE 33>

            <BOLD><ITALIC>Signatures</BOLD></ITALIC>

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Buffalo, New York on July 14, 1999.

                                        COMPTEK RESEARCH, INC.


                                   By:  /s/John J. Sciuto
                                        John J. Sciuto, Chairman
                                        President and Chief
                                        Executive Officer



<PAGE 34>

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated.


/s/Joseph A. Alutto*                              July 14, 1999
Joseph A. Alutto, Director


/s/Laura L. Benedetti*                            July 14, 1999
Laura L. Benedetti,
Chief Financial Officer
Vice President - Finance
and Treasurer (principal accounting
and financial officer)

/s/John R. Cummings*                              July 14, 1999
John R. Cummings, Director


/s/G. Wayne Hawk*                                 July 14, 1999
G. Wayne Hawk, Director


/s/Patrick J. Martin*                             July 14, 1999
Patrick J. Martin, Director


/s/Wayne E. Meyer*                                July 14, 1999
Wayne E. Meyer, Director


/s/James D. Morgan*                               July 14, 1999
James D. Morgan, Director


/s/John J. Sciuto*                                July 14, 1999
John J. Sciuto, Chairman,
Chief Executive Officer
 and Director (principal executive officer)


/s/Henry P. Semmelhack*                           July 14, 1999
Henry P. Semmelhack, Director

*By: /s/Christopher A. Head                       July 14, 1999
     Christopher A. Head
     Attorney-in-fact

<PAGE 35>

                      <BOLD>Exhibit Index



Number                   Description                        Page
</BOLD>

4.1(a)    Indenture dated March 24, 1999 between the
          Registrant and The Bank of New York, as Trustee.  (f)

4.1(b)    Form of Debenture (included in Exhibit 4.1(a)).   (f)

4.1(c)    Form of Registration Rights Agreement.            (f)

5.1       Opinion of Christopher A. Head, counsel to
          the Company.                                      (#)

10.1      Registrant's 1992 Equity Incentive Plan, as
          amended.                                          (a)

10.1a     Registrant's 1998 Equity Incentive Stock Plan     (e)

10.1b     Form of incentive stock option agreement and non-
          qualified stock agreement issued under
          Registrant's Equity Incentive Plan to plan
          participants, including executive officers.       (c)

10.1c     Non-Qualified Stock Option Agreement dated
          June 20, 1996 by and between Registrant and
          John J. Sciuto.                                   (c)

10.2      1994 Stock Option Plan for Non-Employee Directors,
          as amended.                                       (g)

10.3      Employment agreement between Registrant and
          John J. Sciuto.                                   (d)

10.3a     Employment agreement between Registrant and
          Christopher A. Head.                              (d)

10.3b     Employment agreement between Registrant and
          Laura L. Benedetti.                               (d)

10.3c     Employment agreement between Registrant and
          James D. Morgan.                                  (d)

10.3d     Loan Agreement between Comptek Federal Systems,
          Inc. (wholly-owned subsidiary of the Registrant)
          and John Sciuto.                                  (b)

10.3e     Loan Agreement, dated February 3, 1999, between
          Comptek Federal Systems, Inc. (wholly-owned subsidiary of the Registrant) and John J. Sciuto (g)

10.3f     Employment agreement between PRB Associates, Inc.
          (wholly-owned subsidiary of the Registrant) and
          Lawrence M. Schadegg.                             (d)

10.3g     Restricted Stock Agreement between Registrant and
          Lawrence M. Schadegg.                             (d)

10.3h     Employment agreement between Registrant and
          Charles E. Dowdell                                (g)

10.5      Interest Rate Swap Agreement, dated May 1, 1998,
          between Registrant and KeyBank, N.A.              (d)

<PAGE 36>

10.5a     Loan Agreement, dated May 14, 1998, between
          Registrant and Manufacturers and Traders Trust
          Company.                                          (d)

10.5b     Loan Agreement, dated March 24, 1999, between
          Registrant and Manufacturers and Traders Trust
          Company                                           (g)

10.5      Real property lease between Registrant and
          Southern Maryland Property Management Associates
          premises at 43865 Airport View Drive,
          Hollywood, MD                                     (g)

10.6a     Real-property lease between Registrant and Charles
          E. Dowdell and Nancy L. Dowdell for 30 Wilson
          Road, Williamsville, NY                           (g)

11.1      Reconciliation of Basic and Diluted EPS
          Computations.                                     (g)

12.1      Statement Re Computation of Ratios                (g)

23.1      Consent of Christopher A. Head (included
          in Exhibit 5).                                    (#)

23.2      Consent of KPMG LLP, independent auditors for
          the Company.                                      (#)

23.3      Consent of KPMG LLP, independent auditors for
          Amherst Systems, Inc.                             (#)

23.4      Consent of Deloitte & Touche, LLP, independent
          auditors for PRB Associates, Inc.                 (#)

25.1      Form T-1 Statement of Eligibility and
          Qualification under the Trust Indenture Act of
          1939 of the Trustee.                              (g)


                <BOLD>LOCATION OF EXHIBITS</BOLD>
                         _______________
Exhibit
  No.
(#)     To be filed by amendment
(a) Designates Exhibit annexed to the Company's Form 10-Q for the quarter ended September 29, 1995
(b) Designates Exhibit annexed to the Company's Form 10-Q for the quarter ended September 27, 1996.
(c) Designates Exhibit annexed to the Company's Form 10-K for the year ended March 31, 1997.
(d) Designates Exhibit annexed to the Company's Form 10-K for the year ended March 31, 1998.
(e) Designates Exhibit annexed to the Company's 1998 Definitive Proxy Statement (filed July 8, 1998).
(f) Designates Exhibit annexed to the Company's Registration Statement, #333-77045, dated April 26, 1999.
(g) Designates Exhibit annexed to the Company's Registration Statement, #333-77045, Amendment No.1, dated June 25, 1999.

<PAGE 37>